UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2025

AtomBeam Technologies Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-2545888
(Jurisdiction of incorporation/organization)	(I.R.S. Employer Identification No.)

1036 Country Club Dr, Suite 200

Moraga, CA 94556

(Address of Principal Executive Offices)

(415) 404-9888

(Phone)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Business

Overview

AtomBeam Technologies Inc. was organized in Delaware on August 17, 2017 as Drivewarp, LLC, the name under which it operated until January 29, 2019, when it changed its name and corporate form to a Delaware corporation. AtomBeam is a California-based software company with a sophisticated technology that we believe has the potential to change the way data generated by the “Internet of Things”, or IoT, is transmitted and stored. The Company’s intellectual property has the protection of an extensive intellectual property portfolio of issued, allowed and pending patents.

AtomBeam’s first product, Neurpac, is a software technology that, based on our testing, typically reduces IoT data by an average of 75% compared to the original data for low entropy data. Compression algorithms are generally not effective on IoT data messages, which are typically too small for compression to find repetitions of patterns within a single file, a requisite for compression algorithms to be effective without “batching” multiple IoT data messages together. Batching increases the effective size of the file to be compressed, but waiting for a sufficient number of messages to be generated and batched incurs latency, and thus compression is impractical for real time applications involving batching. Also, unlike compressed files, Neurpac-encoded (“Compacted”) files are readable, searchable and randomly accessible in a planned new feature, and are also more secure due to the deep obfuscation natively provided by Neurpac. We believe that this combination of benefits of Neurpac makes it differentiated from compression algorithms in important ways, and also enables the potential use of Neurpac to benefit certain artificial intelligence (“AI”) applications.

We believe that Neurpac technology’s data-as-codewords capabilities may make entire computer networks and systems more efficient and secure by enabling stored, reduced-size data to be searchable and randomly accessible. Achieving system-wide utilization of Neurpac will require many years of development, capital and expertise, but has been recognized as a possibility by AtomBeam’s data scientists, who have demonstrated efficacy of the capability in proof of concept models and deployed software. Also, this feature of Neurpac may have possible benefits for artificial intelligence, including large language model AI, such as ChatGPT. For adoption in AI applications, AtomBeam will require the assistance of a large corporate partner, and has begun the process of seeking such a partner to augment the Company’s limited research capabilities, however, there can be no guarantee that the Company will find such corporate partner.

The Company’s second product, Neurcom, is still in development. Neurcom is an AI, neural net based software algorithm that has demonstrated in testing conducted by the University of Missouri, the Company’s partner in development of Neurcom under a United States Air Force contract, the capability to reduce the size of certain sensor-generated images by a factor of more than double that provided by state of the art image compression algorithms. For other images, however, Neurcom has demonstrated significantly less reduction compared to standard compression, and is still undergoing further development efforts to improve and make more consistent its reduction performance. Neurcom’s AI may be applicable to not only image files but also to video and audio files. Neurcom does not replace, but instead enhances the capabilities of video and audio “codecs”, which are standard algorithms used to reduce the size of image, video and audio files.

Products and Technology

AtomBeam is currently focused on three products:

●	Neurpac, which was initially released as a SaaS product and as a Software Development Kit. A new version of Neurpac was released as an on-premise product in December 2025 that replaced both the SaaS product and as a Software Development Kit, and will be the principal version we intend to offer for sales to customers,”

●	Neurcom, which is currently in development, and

●	The Persistent Cognitive Machine (‘PCM”), which is also in development.

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Neurpac

We believe that AtomBeam’s Neurpac technology is a significant departure from conventional data reduction, known as data compression. We further believe that Neurpac can dramatically reduce the amount of data that is sent and makes communication faster, and it may also confer other benefits not possible with legacy compression algorithms. Compression is generally ineffective for sending IoT files in real time, since they are typically too small to have many repeated patterns within one file; for AtomBeam, however, file size is virtually irrelevant, with the product achieving similar reduction ratios in both very small and large files. We believe that this makes AtomBeam’s technology a potential broadly used approach to machine-to-machine communication, which primarily involve very small data files.

In addition to reducing the size of data for transmission and storage, Neurpac’s algorithmic structure provides for the potential to change how data is managed throughout a network. Among numerous potential capabilities that are unique to the technology, the Company believes that the five most significant are listed below. Some of these capabilities have not yet been developed, and are still theoretical, and may never be released as a commercial product or feature.

1.	Data reduction and implications for networks. Neurpac reduces the size of small individual datagrams, or messages, that are typical of machine, or IoT data. Because based on our internal testing, the Neurpac executable runtime software is fast, reducing files an average of 75% for low entropy data, and typically requires only microseconds to encode a message, effective data rate for machine data is, on average, increased by 4x. In addition, Neurpac-encoded data streams have shown in testing to be significantly less vulnerable to transmission errors than compressed data.

2.	Potential benefits for AI. Neurpac’s features and fundamental structure make it a potentially significant contributor to the development of AI algorithms. Neurpac may be able to significantly increase the speed and efficiency of AI algorithms because of its combination of very fast runtime execution speed, reduced file sizes and its random access feature. Research by the Company on the potential application of Neurpac to AI is in its early stages, and there can be no assurance that it will be successful, or it will be released as a commercial product or feature.

3.	Searchability and random access. Data that has been encoded using Neurpac is searchable and randomly accessible, unlike most compressed data, and therefore we believe has the potential to significantly improve access to stored data, which could resolve a major issue that concerns many companies and organizations: making the massive amount of stored IoT data useful. Commercialization of such a capability will entail significant time and investment of resources. There can be no assurance that it will be successful, or it will be released as a commercial product or feature.

4.	Security. Neurpac in standard form confers a kind of security that does not, unlike standard encryption, require any additional computing steps, new hardware, added latency or other computational burden. In the same computational step as data is reduced, Neurpac’s process relies on “codebooks” particular to the data source that substitutes representations, or indexes, for patterns in data messages. This substitution of the original message’s content with indexes makes the messages unreadable to anyone who does not have the codebook that was used to encode the message. The security natively provided by Neurpac is not encryption, and no standards organization or governmental certifications have been sought or awarded with respect to Neurpac security. Consequently, the Company cannot advertise it as such. A version of Neurpac is under development that may be considered to incorporate encryption, but no assurance can be made that such version will be successfully developed or if developed, that it will prove to be of economic value to the Company.

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5.	Intrusion detection potential. The Company has postulated mathematical principles that would allow a user to detect an intrusion of Neurpac-encoded data streams. If the Company were to successfully implement these principles and develop this feature, the Company believes that many potential commercial customers and the U.S. Government may be interested in its adoption. Moreover, since this capability would only be available to users of Neurpac, if it were to be developed it may encourage the wider adoption of Neurpac, especially for customers for whom intrusion detection is of key interest. Many other intrusion detection software products are on the market, but the approach the Company plans to adopt is fundamentally different from existing techniques and may be complementary to other such technologies. There can be no assurance that the development of intrusion detection will be successful, or that it will be released as a commercial product or feature.

Neurcom

AtomBeam’s second product in development, Neurcom, uses a unique artificial intelligence software to reduce the size of images that are generated by modern sensors, like light detection and ranging, or LiDAR, which builds images using lasers and is used in many autonomous vehicles, as well as synthetic aperture radar images generated by satellites and aircraft and other sensor-generated images. These are big files, and Neurcom has been shown in early testing to improve the performance of compression in testing performed in conjunction with the U.S. Air Force Research Laboratory. The core of Neurcom’s intellectual property is its artificial intelligence software, which has been demonstrated to be applicable not only to specialized sensor image files, but is believed also to be applicable to other “lossy” compression algorithms to improve their performance, such as electro-optical images and audio files. Early research and testing have demonstrated that the technology may apply to these other use cases, but more work is required to prove its efficacy in a broad range of applications.

Neurcom’s approach to data reduction is “lossy”, and therefore does not apply to the data types for which Neurpac, which is “lossless”, is appropriate, such as telemetry, geolocation, control data and other data for which no loss of fidelity is acceptable. Compression algorithms used for images, video and audio files for most uses are necessarily lossy, since the original, uncompressed files cannot be reduced sufficiently by “lossless” data reduction for such applications as consumer video and audio and most commercial uses, and the lossy compression is designed to retain only the data that is perceptible to human consumers of images and audio. Lossy compression algorithms first eliminate most, usually over 90%, of the video or audio file with various techniques prior to compressing the remainder. Neurcom adds another layer to this process based on its patent pending artificial intelligence algorithm that processes the file before it reaches the lossy compression, reducing the amount of data that needs to be compressed, resulting in a file that is smaller than what would be achievable without Neurcom’s pre-processing.

Complementary Applications of Neurpac and Neurcom

Many data streams from IoT devices consist simply of telemetry, geolocation and other data for which the entire file must be reproduced, for which the use of Neurpac may be effective. In many instances, however, machine data streams that include data that is appropriate for Neurpac also incorporate images, video, or audio, for which lossy compression is appropriate. Consequently, in many instances, we believe that the combination of Neurpac and Neurcom may add significant effective bandwidth to a data stream of mixed data types. Many companies and governments devote significant resources to increasing available bandwidth, through improving hardware, eliminating bottlenecks with software, and other means that are generally more costly than Neurpac and Neurcom are likely to be. Consequently, if the Company is successful in building and fielding a product that combines Neurpac and Neurcom, Management believes that such a product would be in demand by many users.

Platforms

AtomBeam offers its customers its Neurpac software as an on-premise product, which enables customers to keep their data entirely behind their firewall. This new version of Neurpac was developed as a result of customer demand and replaced the company’s prior versions of Neurpac as a SaaS and a software development kit.

Further, in the longer term, the Company intends for this product to be integrated onto semiconductors.

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Initially, the Company was focused on making the products invisible to the end user, and also very simple for an engineer to incorporate Atombeam software in a product to be sold to an end user. To accomplish this, the Company developed a SaaS offering, which was introduced as a beta version in April 2024 and as a version 1.0 in January 2025. Based on feedback from the market, the Company developed an on-premise version of the product, which was released in December 2025. The on-premise product was demanded by customers because it enables customers to keep their data entirely behind their firewall, and provides its customers with the opportunity to more tightly control Neurpac’s integration with their systems.

Incorporation of its products in semiconductors is a key long-term goal of the Company. The Company has performed early work related to the effort for Neurpac under an Air Force contract and has submitted a proposal to the U.S. Space Force in order to seek funding to continue this work. The Company believes that integrating its products on semiconductors will be the way the Company’s technologies could be adopted at the greatest scale. Integration of Neurpac and Neurcom on chips makes possible their inclusion on logic boards, which simplifies their incorporation in devices and enables rapid, low cost, widespread adoption, and such devices, moreover, could communicate with the AtomBeam SaaS. There can be no assurance that incorporation of the Company’s products in semiconductors will be successful, or released as a commercial product, and if released, that such semiconductors will be commercially successful.

Other Developments

As a software company, we anticipate that we will continue to evolve, and our product innovation policy includes continuing to innovate and develop our current products as well as to opportunistically take advantage of discoveries during the development of those products. For instance, on working on Neurpac’s core capabilities, we noticed the potential for a variation on generative AI large language models, such as OpenAI’s ChatGPT and Anthropic’s Claude. Our variation, which we describe as a Persistent Cognitive Machine (PCM”) is in the process of being built using data-as-codewords, and therefore could potentially be trained on any data type, including mixed data types such as time series data, as opposed to language. This codewords-only training model means that our model may be data-type agnostic and could potentially be trained on large collections of Neurpac-encoded data directly, which may not be possible for other models used in generative AI that expect specific data types. Moreover, because codewords effectively compact data size, in limited testing we have been able to operate an early prototype of PCM on a laptop.

The PCM aims to combine advanced language and reasoning models with innovative components to create a “thinking machine. Our design for PCM integrates large language models (LLMs) and reasoning models (RMs) as foundational tools, enhanced by a unique executive system and a “thought cache.” The goal will be for the thought cache to function as the machine’s memory, enabling it to remember interactions, generalize from experiences, and learn continuously.

It is important to emphasize that the PCM is an exploratory research project at this stage of its development, and it may never become a product or component of a product that ultimately has significant value. As of December 2025, approximately 18 months of effort has been expended on development and early patenting of Atombeam’s generative AI technology, with the result that an early prototype has been coded and as of December 31, 2025, 34 patents have been issued, 3 patents are allowed and 147 patents are pending related to the potential generative AI technology. Development of robust, reliable generative AI models is highly challenging and requires specialized expertise that may not be available to the Company. The Company believes that the PCM will require significant early investment, which it estimates will be approximately $2.5 million for its initial stage of field testing and advanced development. The Company believes that could take approximately nine to 12 months to complete this initial stage, which would primarily consist of prototype development, patenting costs and field testing to achieve a level of maturity sufficient to demonstrate the PCM to prospective development partners and customers. The Company believes that until it gets the initial stage underway, it is too early to make assessments on this product on how much additional resources it will need to dedicate or whether it is worthwhile to continue this development at all. This project is still at an early stage would be subject to all the risks in developing a new technology including those described in “Risk Factors” and specifically, “Risk Factors - Developing new products and technologies entails significant risks and uncertainties.”

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Our Customers

The Company markets its product to manufacturers and end-users of IoT devices, including for use in cars, heavy machinery, factories, wearables, smart buildings, and much else, with significant engagement with several large corporations and the U.S. Government, including the U.S. Department of Defense. The Company has received minimal revenue from its Neurpac SaaS product but plans to derive its commercial revenue from one-time non-recurring engineering payments and periodic license and maintenance fees based on the number of connected devices and the amount of data processed. Based on feedback from the market, the Company developed an on-premise version of the product, which was released in December 2025. The on-premise product was demanded by customers because it enables customers to keep their data entirely behind their firewall, and provides its customers with the opportunity to more tightly control Neurpac’s integration with their systems. There can be no assurance that the Company’s relationships with current and prospective customers or partners will result in revenue to the Company.

The Company is currently in the early revenue stage of development and is currently performing under a Phase II contract and an Other Transaction Authority contract with the U.S. Department of Defense (the “DoD”), each for $1.2 million, and the Space Force recently renewed its contract for $0.8 million. The associated revenue is being recognized over a period not to exceed 21 months as milestones are completed and accepted. The Company’s customers consist of two branches of the DoD, the U.S. Air Force and the U.S. Space Force. In addition, the Company has submitted proposals to other Federal agencies and is actively working with members of different branches of the DoD to gain further traction in defense, as well as with large defense contractors.

Our Partners

AtomBeam has entered into partnership relationships with several companies including: Ericsson, Viasat, Nvidia, Intel, HPE, and Alhamrani Universal. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listing on the other company’s website, and introductions and networking opportunities. At this point, we are using our partnership relationship to expand the knowledge regarding our product and opening up networking opportunities. Currently, none of these relationships involve the purchase or sale of our current and future products.

Industry and Competition

The Company’s software primarily impacts IoT connectivity, which is estimated to be a $344 billion market in 2025 and expected to grow to $1.8 trillion in 2034, a 20.2% CAGR, according to Expert Market Research Claight report dated December 24, 2024. For its data reduction capability, AtomBeam’s primary competition is increased IoT network capacity, such as the expansion of cellular networks, launching more satellites, and upgrades of private IoT systems. For increased data speed, competition could be construed as edge computing solutions such as those sold by MobiledgeX, Mutable, Edge Gravity, Ori, and others. AtomBeam also provides enhanced IoT security; there are many IoT encryption and security monitoring companies, such as Armis, Claroty, Forescout, NAGRA, and Palo Alto Networks.

Employees

The Company currently has 44 full-time and 16 part-time employees (including consultants).

Regulation

We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and future business plans, many of which are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These laws and regulations involve matters including technology, software, privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. Foreign data protection, privacy, content, competition, consumer protection, and other laws and regulations can impose different obligations, or penalties or fines for non-compliance, or be more restrictive than those in the United States.

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These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate and intend to operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is and/or will be critical to our operations, including data shared between countries or regions in which we currently and/or in the future operate and data shared among our products and services. If we are unable to transfer data between and among countries and regions in which we operate, or if we are restricted from sharing data among our products and services, it could affect our ability to provide our services.

In compliance with industry-specific regulations relevant to the provision of Software as a Service (SaaS) solutions, our company follows applicable laws and standards, including the Health Insurance Portability and Accountability Act (HIPAA) for healthcare services, the Gramm-Leach-Bliley Act (GLBA) for financial services, and the Family Educational Rights and Privacy Act (FERPA) for educational software. These efforts are aimed at ensuring the confidentiality and security of sensitive information across our varied service offerings. Our approach to compliance is designed to be responsive to the evolving nature of legal requirements in our industry sectors.

Intellectual Property

As of December 31, 2025, the Company has 162 issued and allowed patents and has filed an additional 242 pending patents. The Company’s patent portfolio relates to both proposed uses of the technology as well as mathematical and architectural approaches that further optimize the Company’s software. Potential uses include applications unrelated to IoT, including its use in data centers. Patent filings related to optimization include the application of highly complex mathematical techniques and approaches that are expected to have the effect of increasing execution speed, improving security, and further improving compaction ratios. The most recent patent filings of the Company are primarily concerned with its second product, Neurcom, which still under development and for which research continues to provide insights relevant to patenting opportunities. Many of the recent patent filings are related to development of intellectual property related to the PCM.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company’s Property

The Company leases office space in Moraga, California. The lease term is month to month. Rent expense for this office space was $24,000 and $24,000 as of December 31, 2025 and 2024, respectively. In 2025, the Company began leasing additional office space in Concord, Massachusetts on a one-year lease term. Rent expense was $38,050 for this office space as of December 31, 2025.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of the financial statements and financial condition of AtomBeam and results of its operations together with its financial statements and related notes appearing in this Annual Report. This discussion contains forward-looking statements reflecting the Company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements.

Overview

AtomBeam Technologies Inc. is a California-based software company with a sophisticated technology that has the potential to change the way machine/IoT data is transmitted and stored. The Company focused on engineering its software to be simple to install and use, including automating tasks otherwise performed manually. Other engineering work included the development of key features demanded by prospects and by the U.S. Department of Defense.

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The Company currently receives revenue from its two current contracts one with the U.S. Air Force for the development of Neurcom, and a contract with the Space Development Agency, a unit of the U.S. Space Force, for the development of Neurpac. Both contracts contain provisions in which the Company expects to receive a total of approximately $1.2 million over a period not to exceed 21 months. Each of the contracts contains provisions that provide for payments of $50,000 to $250,000 based on the achievement of milestones. From contract signing in 2023 through December 31, 2025 the Company has recognized combined revenue of $2,419,707 on these two contracts. The Company’s contract with the Space Force was recently renewed for $0.8 million, which we expect to recognize during 2026.

The operating expenses for the Company consist of (i) cost of sales, (ii) sales and marketing (iii) general and administrative, research and development and depreciation and amortization. General and administrative costs include the costs related to complete filings of patents to protect its intellectual property. Cost of sales consists primarily of labor costs, subcontractor fees, and other direct expenses incurred to fulfill government contracts.

The Company emphasizes its commitment to patenting its ideas because it believes an extensive portfolio of patents forms a valuable moat against competitors and makes the Company more attractive to a potential acquirer. The Company intends to continue devoting a significant part of its resources to continue building its patent position.

Results of Operations

Revenues: The Company generated $493,261 in revenues for the year ended December 31, 2025 — a 52.7% decrease compared to revenues of $1,042,896 for the year ended December 31, 2024. Substantially all of the Company’s revenue is derived from two U.S. government contracts: one with the U.S. Air Force for the development of Neurcom, and one with the Space Development Agency, a unit of the U.S. Space Force, for the development of Neurpac. The decrease was primarily the result of delays in obtaining approvals for extensions to these U.S. Department of Defense contracts, which significantly reduced revenue recognized in the first half of 2025. The Company subsequently received a contract extension from the Space Development Agency in September 2025. Following that extension, milestones were completed under both the U.S. Air Force (Neurcom) and Space Development Agency (Neurpac) contracts in the second half of 2025, which drove the recovery in revenue recognized during that period. The Company expects continued revenue recognition as additional milestones are completed in 2026.

Cost of Sales: The Company had cost of sales of $278,266 for the year ended December 31, 2025 — a 43.0% decrease compared to cost of sales of $488,283 for the year ended December 31, 2024. Cost of sales consists primarily of labor costs, subcontractor fees, cloud-related expenses and other direct expenses, including fees paid to the Company’s university research partner, incurred to fulfill government contracts. The decrease was primarily the result of lower contract activity during 2025, consistent with the overall decline in revenues. As a percentage of revenues, cost of sales increased from approximately 46.8% in 2024 to 56.4% in 2025, reflecting the minimum staffing and infrastructure levels that needed to be maintained despite reduced contract activity.

Selling and Marketing: The Company incurred selling and marketing expenses of $1,399,725 for the year ended December 31, 2025 — a 24.2% decrease compared to $1,846,546 for the year ended December 31, 2024. Advertising costs included within selling and marketing expenses decreased significantly from $985,533 in 2024 to $283,301 in 2025, reflecting the Company’s decision to focus its paid advertising activity on fundraising related spending, which is treated as an offset against fundraising proceeds in our financial statements. This reduction was partially offset by an increase of approximately $255,000 in other selling and marketing costs, primarily attributable to additional headcount and compensation for the Company’s employees and contractors in its sales and marketing functions as well as higher dues and subscriptions and increased participation in tradeshows and events and associated travel and entertainment.

General and Administrative: General and administrative expenses increased to $10,617,377 for the year ended December 31, 2025, from $4,865,918 for the year ended December 31, 2024 — an increase of approximately $5.8 million, or 118.2%. This was the largest single driver of the increase in the Company’s net loss year-over-year. The increase was primarily attributable to a significant increase in headcount and compensation for the Company’s employees and contractors in its corporate functions. Expense for employee salaries, benefits and payroll taxes increased to $4,197,886 for the year ended December 31, 2025 from $1,624,614 for the year ended December 31, 2024. Expense for consultants increased to $5,967,669 for the year ended December 31, 2025 from $4,426,358 for the year ended December 31, 2024. Additionally, general corporate expenses such as legal and other professional services, rent, insurance and information technology increased from 2024 to 2025. In general, the Company grew its headcount (both employees and consultants) to further develop its products and go-to-market function.

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Research and Development: Research and development expenses were $1,311,231 for the year ended December 31, 2025, compared to $1,483,656 for the year ended December 31, 2024 — a decrease of $172,425, or 11.6%. The decrease was primarily the result of the reclassification of certain costs associated with patent development to capitalized intangible assets, consistent with the Company’s policy to capitalize legal and filing costs related to patents. This was reflected in a significant increase in the Company’s intangible assets, from $2,018,882 at December 31, 2024 to $4,385,442 at December 31, 2025.

Depreciation and amortization: Depreciation and amortization expense was $185,712 for the year ended December 31, 2025, compared to $20,644 for the year ended December 31, 2024 — an increase of $165,068. The increase reflects higher amortization of the Company’s intangible assets as patents progressed from in-progress status to issued status and began amortizing over their 20-year useful lives, as well as additional depreciation on computer equipment purchased during 2025. Total depreciation expense was $11,589 for the year ended December 31, 2025, compared to $4,250 for the year ended December 31, 2024; the remainder of the expense in each period represents intangible asset amortization.

Other Income (Expense), net: Total other income (expense), net was $100,043 for the year ended December 31, 2025, compared to $(160,946) for the year ended December 31, 2024 — an improvement of $260,989. The improvement reflects: (i) the elimination of non-cash losses related to changes in the fair value of the Company’s derivative liability ($82,360 in 2024), following the conversion of all outstanding convertible notes to equity during 2024; (ii) a reduction in interest expense from $78,586 in 2024 to $24,950 in 2025, reflecting the lower outstanding debt balance following those conversions; and (iii) interest income of $124,993 earned in 2025 (no comparable amount in 2024) earned from investment of idle cash in highly liquid, low-risk marketable securities.

Net Loss: As a result of the foregoing, the Company reported a net loss of $13,199,007 for the year ended December 31, 2025, compared to a net loss of $7,823,097 for the year ended December 31, 2024 — an increase in net loss of $5,375,910, or 68.7%.

Liquidity and Capital Resources

As of December 31, 2025, the Company’s cash on hand was $3,141,066. The Company requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception. As of December 31, 2025, the Company had an accumulated deficit of $29,647,512

The Company’s current capital resources have been generated primarily from financing activities including the issuance of shares to investors in the Company’s Regulation A, Regulation CF and Regulation D offerings.

In 2024, AtomBeam raised gross proceeds of approximately $14.4 million under its Regulation A offering on the StartEngine platform. Previously, AtomBeam raised approximately $8.2 million cumulatively under Regulation Crowdfunding on the StartEngine platform in three capital raises, including one that closed on December 28, 2023. AtomBeam has raised an additional $3.5 million in private placements of convertible notes, $1.7 million of which were converted in 2024 and $1.8 million of which were converted in 2023, $0.5 million in straight long-term debt and $0.4 million in equity under the registration exclusion of Section 4(a)(2) of the Securities Act of 1933. In 2024, and approximately $1.8 million in its Regulation D offering. During 2025, the Company raised gross proceeds of approximately $11.5 million in its Regulation A and Regulation CF offerings. In addition, the Company sold approximately $950,000 in private placements. The Company previously sold convertible notes to raises funds, Company converted all remaining convertible notes in 2024. As of December 31, 2025, the Company had no outstanding convertible notes.

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On January 30, 2026, the Company launched a Regulation A offering in which it is seeking to raise up to $21,735,000 from the sale of its common stock. StartEngine Primary, LLC was engaged to act as an underwriter of this offering. As of the date of this Annual Report, the Company has raised approximately $3,439,920 in this offering.

Between October 28, 2025 and March 5, 2026, the Company conducted a private placement pursuant to Regulation D, resulting in total gross proceeds of $2,634,147 and the issuance of 341,250 shares of common stock. Of this amount, $957,528 in gross proceeds and 122,513 shares of common stock were issued subsequent to December 31, 2025.

Indebtedness

Notes and Long Term Debt

The Company entered into multiple non-convertible promissory notes during 2020 and 2022 with an investor of the Company with a total principal of $450,000. The amount outstanding at both December 31, 2025 and 2024 was $450,000. The promissory notes accrue simple interest at a rate of 5.0% per annum, which is due upon the maturity date of each promissory note. All outstanding principal and accrued interest for the promissory notes was originally due in 2025. On April 3, 2025, the Company and the investor agreed to extend the maturity date of the promissory notes from December 31, 2025 to January 1, 2027. The stated interest rate and all other terms of the notes remained unchanged. The promissory notes are classified as noncurrent liabilities as of December 31, 2025. Accrued interest related to these promissory notes totaled $105,623 and $83,123 as of December 31, 2025 and 2024, respectively, and is presented as accrued interest payable in the balance sheets.

The Company also holds an SBA Disaster Loan with the US Small Business Administration. The original SBA Disaster Loan was authorized in June 2020 for $8,400 and was subsequently amended in September 2021 to increase the total loan amount to $36,400. As of December 31, 2025 and 2024, the outstanding principal balances were $34,212 and $35,118, respectively. The SBA Loan accrues interest at a rate of 3.75% per annum, and with a maturity date of June 5, 2050.

Going Concern

AtomBeam is not yet profitable, which means that we rely upon funds from investors (along with any profits we make from our business) to pay for our operations. This is common for most startups, and the reason startups like AtomBeam raise money. Over time we aim to grow our revenue and manage our spending to become profitable, but until that happens our ability to stay in business is reliant upon our ability to raise money from investors.

As described in the notes to our financial statements, the accompanying financial statements have been prepared on a “going concern” basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses since inception, including a loss of $13,199,007 for the year ended December 31, 2025, and used $13,547,180 of cash in operating activities during that period, approximately $1,129,000 per month. Although the Company held $3,141,066 of cash and cash equivalents at December 31, 2025, it expects to continue to incur operating losses while it commercializes its technology. These factors raise substantial doubt about the Company’s ability to continue as a going concern for the twelve-month period following the date of issuance of these financial statements. If the Company is unable to raise additional capital or further reduce expenditures, it may be required to curtail or cease operations and could seek protection under applicable bankruptcy laws.

The purpose of this “Going Concern” statements is to alert investors to the fact that the Company does not have enough cash on hand to fund operations for the next 12 months. As such, the Company’s ability to stay in business (i.e., remain a “going concern”) relies on our ability to raise more money from investors.

10

Trend Information

AtomBeam is a participant in a highly competitive industry, AI-driven software technology. The Company’s data reduction products, Neurpac and Neurcom, are differentiated from standard, open-source compression products, but users must be convinced that Neurpac and Neurcom will offer them sufficient incremental benefits for them to adopt our technologies. Moreover, to be effective, the Company’s technologies must be deeply embedded in the hardware and software of end user devices and networks, which make the Company’s sales efforts more challenging compared to products that can be simply downloaded and installed as applications, such as cellular phone “apps”. For example, the Company released the SaaS Beta version of its Neurpac product in Q2 2024, and the production version of Neurpac was released in Q1 2025. The Company introduced its on-premise version of the Neurpac product in December 2025. The Company is now working to gain commercial customers for the on-premise product and will no longer support the SaaS version of the product. The Company relies upon the widely accepted view that, as greater amounts of data are generated, greater network capacity will commensurately be required, and the current array of options available to users of compression algorithms, particularly for IoT data, will be insufficient to satisfy the requirements of a significant number of these users. Such users, the Company believes, will be sufficiently interested in the potential value of the Company’s technologies to address their needs in ways that compression cannot. The Company also believes that early commercial adopters will be onboarded and opportunities for expansion may follow.

Economic uncertainty and shifting trade policies continue to affect the tech industry, including software companies. Tariffs, supply chain disruptions, and global market tensions can drive up costs and complicate international operations. At the same time, changes in labor and immigration policies may limit access to skilled talent. These challenges, along with fluctuating customer demand and investment trends, can make it harder to plan for sustained growth.

To date, most of our revenue has come through government contracts. The Company however has been actively marketing our products to prospective commercial customers. While the Company continues to work toward product adoption through direct sales and strategic partnerships, it also remains open to broader opportunities — including potential strategic transactions, investments, or an acquisition of the Company — that it believes could accelerate growth and assist with broader adoption of our products.

Item 3.	Directors and Officers

The following table sets out the Company’s officers and directors as of the date of this Annual Report. All of the officers and directors work with the Company on a full-time basis except as indicated below.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part-time)/ full-time
Executive Officers:
Charles Christopher Yeomans	Chairman, President & CEO	70	Appointed 9/01/2017	Full-time
Rajiv Bhagat	CFO	64	Appointed 2/12/2024	35 hours
Joshua Cooper	Chief Scientific Officer	48	Appointed 4/14/2022	10 hours
Directors:
Charles Christopher Yeomans	Director	70	Appointed 9/01/2017
Courtney Monroe Benham	Director	66	Appointed 4/1/2019
Mojgan Haddad	Director	60	Appointed 4/1/2019
Christian D. Becker	Director	60	Appointed 2/12/2024
Greg Caltabiano	Director	66	Appointed 2/12/2024
John Rogers	Director	65	Appointed 7/24/2025

11

Charles Yeomans, Chairman, President & CEO, and Director

Charles Yeomans serves as AtomBeam’s Chairman, President and Chief Executive Officer and has been in this position since 2017. He has over 30 years of experience in both executive management and investment banking. He has been the CEO or COO of three companies, including 2 startups and a $50 million revenue company with 250 employees. He has also been the architect of the founding of several successful companies in the 1990s, including two of the nation’s largest insurance brokerages. Mr. Yeomans was also an investment banker at Drexel Burnham Lambert and an intelligence officer in the U.S. Navy. He received an AB degree from Kenyon College and an MBA from Stanford University.

Rajiv Bhagat, Chief Financial Officer

Rajiv Bhagat serves as AtomBeam’s Chief Financial Officer. Mr. Bhagat has over 30 years of progressive experience in financial management in a wide range of industries, including technology, manufacturing and professional services. His background includes controllership, treasury, fundraising, mergers & acquisitions and financial planning & analysis (FP&A). He has particular experience in the management and development of Software as a Service (“SaaS”) and early-stage software companies. Between 2021 and 2023, Mr. Bhagat served as Senior Vice President of Finance and later as a Consultant at Ushur, Inc., where he steered this venture-backed SaaS company through its Series C funding. From 2016 to 2021, he was VP of Finance at rfXcel Corporation, another venture-led SaaS company, where he established the necessary infrastructure for its growth, led the company’s Series B funding and was instrumental in its acquisition by Antares Vision S.p.A. He received a B.S. from the University of California, Berkeley and an MBA from the University of Chicago Booth School of Business.

Joshua Cooper, Chief Scientific Officer

Dr. Joshua Cooper serves as AtomBeam’s Chief Scientific Officer and has worked with AtomBeam for approximately 6 years. He has been a Professor at the University of South Carolina since 2006, and specializes in Discrete Mathematics, Combinatorial Algorithms, and Machine Learning. He has over 25 years of experience in a variety of industry roles. In addition to helping dozens of companies design and implement technological solutions informed by modern Data Science, he has led R&D efforts in multiple sectors, including digital signal processing, social media marketing, medical devices, and financial reporting. Dr. Cooper received a B.S., Mathematics and Linguistics from the Massachusetts Institute of Technology, and a PhD in Mathematics (Extremal Combinatorics) from the University of California, San Diego.

Christian Becker, Director

Rear Admiral Christian “Boris” Becker is a member of the Board of Directors of AtomBeam. Rear Admiral Becker has over 30 years of military and government service. He is a retired two-star Rear Admiral, and former Commander of the Naval Information Warfare Systems Command, an 11,000-headcount command responsible for acquisition and development of communications and intelligence technology for the U.S. Navy. From 1987 until 2020, Rear Admiral Becker worked for the U.S. Navy in various operational and leadership positions. From 2021 to 2022, he was President of Terran Orbital. From 2020 to present, he was President of Silvergate Consulting, LLC. From 2023 to present, he was a Senior Partner of Elara Nova. From 2023 to present, he was President of OneLight Sensing. Rear Admiral Becker received a B.S., Electrical and Electronics Engineering, from Boston University, an M.S. from The George Washington University, and he completed the Executive Fellows program at Harvard University’s Kennedy School of Government. He was commissioned from the Naval Reserve Officers Training Corps program.

Courtney Benham, Director

Courtney Benham is a member of the Board of Directors of AtomBeam. He has over 30 years of experience as an entrepreneur. After college, he pursued a career for several years on the professional tennis circuit. By the time his tennis career had ended, his father had added winemaking to his agricultural interests and Courtney went to work for his father’s label, Lost Hill. After years in the custom-crush winemaking business, he created Blackstone, his first major label. Courtney built Blackstone into a category leader in under a decade, then sold the brand in order to pursue a new acquisition, Martin Ray. From 1992 to present, he has been the owner of Martin Ray Winery. He received a B.A. from the University of California, Berkeley.

12

Greg Caltabiano, Director

Greg Caltabiano is a member of the Board of Directors of AtomBeam. He is a highly experienced CEO and investor in IoT, AI, network and cloud-based infrastructure companies. From 2019 to present, he was an Operating Partner at HGGC, a private equity fund. He is also a partner of venture capital firm Translational Partners. He has extensive international experience in managing geographically dispersed teams, including multi-year in- country assignments in Japan, Hong Kong/China, Israel, and France. He is skilled in creating and executing growth strategies for venture backed and public companies, and has a successful track record on both sides of M&A transactions. Mr. Caltabiano was the President and CEO of ACCO, the President and CEO of Teknovus, and the President and COO of SOMA Networks Mr. Caltabiano received a B.S., Electrical Engineering, from Princeton University and an MBA from Stanford University.

Mojgan Haddad, Director

Mojgan Haddad is a member of the Board of Directors of AtomBeam. Ms. Haddad has 24 years of software engineering and operating experience in the bioinformatics and biomedical industries. From 2021 to present, Ms. Haddad was a Vice President of Engineering at Dotmatics. From 2020 to 2021, she was a Senior Director Software Engineering at Corin Group. From 2015 to 2020, Ms. Haddad worked at Talis Biomedical Corporation. She received a Masters Degree in Computer Science and Artificial Intelligence from Technische Universitat Wien, and a PhD in Computer Science from Technische Universitat Wien. She also completed a Post-Doc in Computational & Mathematical Biology at University of California, San Francisco.

John Rogers, Director

John Rogers joined the Board of Directors of AtomBeam in 2025. Mr. Rogers has over 30 years of experience in the public and private sectors. In addition to Capstone, since 2025, Mr. Rogers has been the Founder of Stones Throw Public Affairs, LLC, a strategic advisory firm offering creative solutions for complex policy and communication challenges. Since 2025, Mr. Rogers has also been the President of the Americas Region of HUB Cyber Security LTD (NASDAQ: HUBC), a global leader in confidential computing and advanced data fabric technology. Since 2009, Mr. Rogers has been the Founder of Capstone National Partners (“Capstone”), a bipartisan public affairs firm with offices in Washington D.C. and Wisconsin. Mr. Rogers John attended Illinois State University and the University of Iowa.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we compensated our three highest paid executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)		Total compensation ($)
Charles Yeomans	CEO	$713,815	(1)	$64,952	(2)	$778,767
Chuba Udokwu*	Chief Operating Officer	$446,000			$(3)	$446,000
Rajiv Bhagat	Chief Financial Officer	$354,715			$(4)	$354,715

* On January 24, 2025, Mr. Udokwu resigned from all officer and director positions with the Company, with an effective date of December 31, 2025.

In 2025, the Company had seven directors. One of the Company’s directors, John Rogers, was granted 50,000 RSUs, subject to standard vesting over 24 months and a liquidity event. Other than for Mr. Rogers, none of our directors were issued cash or other compensation in 2025 for their capacity as directors.

(1)	Mr. Yeomans’ annual base salary is $360,000. In 2025, Mr. Yeomans received a one-time milestone bonus of $350,000 due to the Company raising $7,000,000 of equity financing; this amount is included in the cash compensation figure above. Mr. Yeoman is also entitled for a targeted, discretionary bonus of 100% of his annual base salary for his work in 2025. This amount has yet to be determined and will be paid in 2026 upon board approval,

(2)	Amounts include an auto allowance, a gym allowance, reimbursement of medical expenses and membership in a social club. In addition, in 2025, Mr. Yeomans was granted 258,000 RSUs, subject to standard vesting over 48 months and a liquidity event.

(3)	In addition, in 2025, Mr. Udokwu was granted 276,000 RSUs, subject to standard vesting over 48 months and a liquidity event.

(4)	In addition, in 2025, Mr. Bhagat was granted 145,000 RSUs, subject to standard vesting over 48 months and a liquidity event.

13

Item 4.	Security Ownership of Management and Certain Securityholders

The following table displays, as of January 7, 2026 the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of Class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership		Amount and nature of beneficial ownership acquirable (2)		Percent of Class (6) (7)
Common Shares	Courtney Benham	3,730,423		0		19.4%
Common Shares	Mojgan Haddad & Asghar Riahi	2,970,552	(5)	0		15.4%
Common Shares	Charles Yeomans	2,709,477		7,974,657	(3)	55.4%
Common Shares	All executive officers and directors as a group (7 Persons)	9,550,452		7,974,657 285,000	(3) (4)	91.0%

(1) The address for all beneficial owners is the Company’s address, 1036 Country Club Drive, Moraga, CA 94556.

(2) Excludes 2,467,020 Restricted Stock Units owned by Executive Officers and Directors. Restricted Stock Units are not entitled to vote and are only convertible in limited circumstances.  The following are the RSUs owned by the named individuals above: Courtney Benham (540,000), Charles Yeomans (576,000), and Mojgan Haddad (69,000). In addition, one of our beneficial owners listed above, Asghar Riahi has 96,000 RSUs.

(3) Represents shares of Common Stock sold in prior Regulation Crowdfunding offerings or private placements, that Mr. Yeomans as CEO, has voting control over pursuant to the subscription agreement governing those offerings that granted our CEO a proxy to vote those shares.

(4) Shares acquirable through the exercise of options granted under the 2019 Equity Incentive Plan.

(5) Includes 2,494,552 of Common Stock held in the Ali A. Riahi & Mojgan Haddad Family Trust, and 476,000 shares held by Dr. Haddad’s spouse, Asghar Riahi.

(6) Based on 19,277,290 shares of Common Stock outstanding as of January 7, 2026.

(7) This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

14

Item 5.	Interest of Management and Others in Certain Transactions

The following companies and persons linked to members of our management are party to related party transactions:

Courtney Benham, a Director of the Company has invested a total of $1,650,200 in the Company through his investment vehicle Wazoo Partners, LLC in the form of equity, convertible notes and debt. The total amount invested through straight promissory notes is $450,000, and the total invested through convertible promissory notes is $800,000, and these convertible notes have been converted into common stock. In addition, Wazoo Partners LLC invested $400,200 in equity when the Company was under its former name and corporate form, Drivewarp LLC. As of December 31, 2025, the only outstanding amounts are for the promissory note of $450,000 in principal and $105,623 in accrued interest. The notes bear simple interest at 5% per annum and are due in 2027.

Between April 2019 – October 2020, Dr. Mojgan Haddad, a Director of the Company and her husband Asghar Riahi, invested through the Ali A. Riahi & Mojgan Haddad Family Trust, which invested in the Company via a total of $135,000 in convertible notes. In 2024, these convertible notes converted into 334,552 shares of the Company’s common stock, and are no longer outstanding as of the date of this report.

Between April 2019 – October 2020, Charles Yeomans, the Company’s Chairman and CEO, invested through the Charles C. Yeomans And J. Desiree LeClerc Family Trust, invested total of $108,500 in convertible notes. In 2024 these convertible notes converted into 269,477 shares of common stock.

The Form of Promissory Note, as amended, Form of Convertible Note, the 2021 Employee Stock Option Plan and Form of Notice of Restricted Unit Award have each been filed as an exhibit to this Annual Report.

Item 6.	Other Information

None.

15

Item 7.	Financial Statements

ATOMBEAM TECHNOLOGIES INC.

(a Delaware corporation)

Financial Statements

For the fiscal years ended December 31, 2025 and 2024

Independent Auditor’s Report

Board of Directors

Atombeam Technologies, Inc.

Board of Directors

Atombeam Technologies, Inc.

Moraga, California

Opinion

We have audited the financial statements of Atombeam Technologies, Inc. (Company), which comprise the balance sheets as of December 31, 2025 and 2024 and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the conditions and events and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Information Included in the Form 1-K

Management is responsible for the other information included in the Form 1-K. The other information comprises the information in Items 1-6 of the Form 1-K but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audits of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

F-3

Board of Directors

Atombeam Technologies, Inc.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Forvis Mazars, LLP

San Francisco, California

May 19, 2026

ATOMBEAM TECHNOLOGIES INC.

BALANCE SHEETS

As of December 31, 2025 and 2024

	2025	2024
Assets
Current Assets:
Cash and cash equivalents	$3,141,066	$8,500,580
Accounts receivable	5,360	100,000
Prepaid expenses and other current assets	15,760	32,755
Total Current Assets	3,162,186	8,633,335

Property and equipment, net	90,595	25,628
Intangible assets, net	4,385,442	2,018,882
Total Assets	$7,638,223	$10,677,845

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$155,435	$514,061
Other current liabilities	589,359	898,754
Total Current Liabilities	744,794	1,412,815

Notes payable	450,000	450,000
Accrued interest payable	105,623	83,123
Government-backed loans payable	34,212	35,118
Total Liabilities	1,334,629	1,981,056

Shareholders' Equity:
Common stock, par value $0.00001, 40,000,000 shares authorized, 19,351,140 and 17,476,981 shares issued and outstanding as of December 31, 2025 and 2024, respectively	194	175
Additional paid-in capital	36,216,701	26,837,740
Subscriptions receivable	(265,789)	(1,692,621)
Accumulated deficit	(29,647,512)	(16,448,505)
Total Shareholders' Equity	6,303,594	8,696,789

Total Liabilities and Shareholders' Equity	$7,638,223	$10,677,845

See Independent Auditor’s Reports and Notes to the Financial Statements

ATOMBEAM TECHNOLOGIES INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2025 and 2024

	2025	2024
Revenues	$493,261	$1,042,896

Operating Expenses:
Cost of Sales	278,266	488,283
Selling and marketing	1,399,725	1,846,546
General and administrative	10,617,377	4,865,918
Research and development	1,311,231	1,483,656
Depreciation and amortization	185,712	20,644
Total Operating Expenses	13,792,311	8,705,047

Loss from Operations	(13,299,050)	(7,662,151)

Other Expenses, net:
Interest expense	(24,950)	(78,586)
Change in derivative fair value	-	(82,360)
Interest income	124,993	-
Total Other Expenses, net	100,043	(160,946)

Loss Before Tax Provision	$(13,199,007)	$(7,823,097)

Tax provision	-	-

Net Loss	$(13,199,007)	$(7,823,097)

See Independent Auditor’s Reports and Notes to the Financial Statements

ATOMBEAM TECHNOLOGIES INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY

(DEFICIT)

For the years ended December 31, 2025 and 2024

			Additional			Total
	Common Stock		Paid-In	Subscriptions	Accumulated	Shareholders'
	Shares	Amount	Capital	Receivable	Deficit	Equity (Deficit)
Balance as of January 1, 2024	12,069,854	$121	$8,611,909	$-	$(8,625,408)	$(13,378)

Net loss	-	-	-	-	(7,823,097)	(7,823,097)
Issuance of common stock from fundraise, net of issuance costs	2,436,224	24	15,672,431	(1,692,621)	-	13,979,834
Conversion of convertible notes	2,970,903	30	2,553,400	-	-	2,553,430

Balance as of December 31, 2024	17,476,981	$175	$26,837,740	$(1,692,621)	$(16,448,505)	$8,696,789

Net loss	-	-	-	-	(13,199,007)	(13,199,007)
Issuance of common stock from fundraise, net of issuance costs	1,485,475	15	9,378,965	(265,789)	-	9,113,191
Prior period share adjustment	388,684	4	(4)	-	-	-
Collection of subscription receivable	-	-	-	1,692,621	-	1,692,621

Balance as of December 31, 2025	19,351,140	$194	$36,216,701	$(265,789)	$(29,647,512)	$6,303,594

See Independent Auditor’s Reports and Notes to the Financial Statements

ATOMBEAM TECHNOLOGIES INC.

STATEMENTS OF CASH FLOWS

For fiscal years ended December 31, 2025 and 2024

	2025	2024
Operating Activities
Net loss	$(13,199,007)	$(7,823,097)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization expense	68,161	20,644
Changes in derivative fair value	-	82,360
Add patent write-offs	117,550	-
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	94,640	170,987
Increase (decrease) in prepaid expenses and other current assets	16,997	(32,725)
Increase (decrease) in accounts payable	(358,626)	493,863
Increase (decrease) in other current liabilities	(309,395)	844,229
Increase (decrease) in interest payable	22,500	77,027
Net cash used in operating activities	(13,547,180)	(6,166,712)

Investing Activities
Purchases of fixed assets	(76,556)	(16,824)
Acquisition of intangible assets	(2,540,684)	(1,501,640)
Net cash used in investing activities	(2,617,240)	(1,518,464)

Financing Activities
Net proceeds from issuance of common stock	9,113,191	13,979,834
Repayment of notes payable and government backed loans	(906)	(11,182)
Proceeds of subscriptions receivable	1,692,621	-
Net cash provided by financing activities	10,804,906	13,968,652

Net change in cash and cash equivalents	(5,359,514)	6,283,476

Cash and cash equivalents at beginning of period	8,500,580	2,217,104
Cash and cash equivalents at end of period	$3,141,066	$8,500,580

Noncash investing and financing activities
Conversion of convertible notes	$-	$2,553,430
Receivable for common stock issuances	$265,789	$1,692,621
Prior period share adjustment	$4	$-

Supplemental cash flow information:
Cash paid for taxes	$-	$-
Cash paid for interest	$2,450	$1,563

See Independent Auditor’s Reports and Notes to the Financial Statements

ATOMBEAM TECHNOLOGIES INC.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2025 and 2024

NOTE 1 – NATURE OF OPERATIONS

ATOMBEAM TECHNOLOGIES INC. (the “Company”) was organized in Delaware on August 17, 2017. The Company develops advanced software technology using machine learning to reduce the size of individual internet of things (IoT) data files.

In 2024, the Company began a Regulation A securities offering, and in 2025, the Company continued the Regulation A offering and completed private placements under Regulation D, to support continued operations and expansion. These financial statements and notes reflect the Company’s financial position and operations for the years ended December 31, 2025 and 2024.

The Company has incurred net losses since inception, including a loss of $13,199,007 for the year ended December 31, 2025, and used $13,547,180 of cash in operating activities during that period, approximately $1,129,000 per month. Although the Company held $3,141,066 of cash and cash equivalents at December 31, 2025, it expects to continue to incur operating losses while it commercializes its technology. These factors raise substantial doubt about the Company’s ability to continue as a going concern for the twelve-month period following the date of issuance of these financial statements.

Management initiated an equity financing of approximately $21,000,000 under Regulation A+ on January 30, 2026, and has raised $3,439,920 as of April 30, 2026. Management believes the Company's prior success with fundraising via crowdfunding and that the ongoing financing is currently on track to raise all or substantially all of the targeted amount. However, substantial doubt about the Company’s ability to continue as a going concern has not been alleviated. If the Company is unable to complete the financing or further reduce expenditures, it may be required to curtail or cease operations and could seek protection under applicable bankruptcy laws.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of equity instruments, stock-based compensation, fair value of embedded derivatives, and deferred income tax assets.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

Revenue is recognized in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in determining the appropriate amount of revenue to be recognized under each agreement: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue primarily through milestone-based contracts with government agencies. Each milestone represents a distinct performance obligation. Revenue is recognized at a point in time, upon formal government acceptance of the specific deliverable tied to the milestone. The transaction price consists of fixed contractual amounts for each milestone, with payment for each milestone due upon the formal government acceptance of the specific deliverable tied to each milestone.

Cost of sales consists primarily of labor costs, subcontractor fees, and other direct expenses incurred to fulfill government contracts. These costs are recognized in the same period as the related revenue, consistent with the Company’s policy to match contract costs with associated performance obligations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company’s cash and cash equivalents consist of funds held in the Company’s checking account.

Accounts Receivable

Consideration for the Company’s contracts with its government agency customers is paid at or near the date of formal government acceptance of each milestone. The Company held accounts receivable of $5,360 and $100,000 as of December 31, 2025 and 2024, respectively. Effective January 1, 2024, the Company adopted ASC 326, Financial Instruments—Credit Losses (“CECL”). Management estimates expected lifetime credit losses on accounts receivable using historical loss experience, the credit quality of its government customers, and forward-looking information such as federal budget appropriations. Based on this evaluation, the allowance for credit losses was $0 at both December 31, 2025 and 2024, and no material receivables were written off during either period.

Advertising

The Company expenses advertising costs as they are incurred. Advertising costs, included in selling and marketing expenses, were $283,301 and $985,533 for the years ended December 31, 2025 and 2024, respectively.

Convertible Instruments and Embedded Derivatives

The Company issued convertible promissory notes during prior years, which included embedded conversion and redemption features requiring bifurcation and separate accounting as derivative liabilities under ASC 815, Derivatives and Hedging. The Company adopted Accounting Standards Update (“ASU”) 2020-06 as of January 1, 2024.

Upon issuance, the proceeds were allocated between the debt host and the bifurcated embedded derivative based on the fair value of the derivative. The derivative liability was remeasured each reporting period. Upon conversion, the notes, as well as any accrued interest and related derivative liabilities, were derecognized and equity was recorded based on the fair value of shares issued. Any difference was recognized as an extinguishment gain or loss.

Property and Equipment, Net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount exceeds the asset’s estimated fair value, an impairment charge is recorded. During the year ended December 31, 2025, the Company abandoned certain patents that were expired, withdrawn, or declined, resulting in a write-off of $117,550 included in depreciation and amortization in the statements of operations. No other impairment losses were recognized on the Company's long-lived assets for the year ended December 31, 2025. No impairment losses were recognized for the year ended December 31, 2024.

Intangible Assets, Net

Intangible assets primarily consist of capitalized legal and filing costs related to patents. Upon approval of a patent, these assets are amortized on a straight-line basis over their estimated useful lives, which are 20 years. Management evaluates intangible assets for impairment whenever indicators of impairment exist. Legal fees related to patents are capitalized in accordance with the Company’s policy.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of certain of the Company’s financial instruments, which include cash and cash equivalents, prepaid expenses and other current assets, accounts payable, and other current liabilities, approximate their fair values due to their short maturities.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with ASC 740, Income Taxes, for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Stock-Based Compensation

The Company estimates the fair value of its stock options granted to both employees and nonemployees using the Black-Scholes option-pricing model. The grant-date fair value of stock options is recognized as compensation expense on a straight-line basis over the requisite service period, which is typically four years.

The Company estimates the fair value of its restricted stock units (“RSUs”) granted as the fair value of the Company’s underlying common stock at the grant date. All of the Company’s RSUs vest upon the satisfaction of both a service-based vesting condition and a performance-based vesting condition. The fair value of RSUs with service-based and performance-based vesting conditions is recognized as compensation expense using the accelerated attribution method at the date of their related performance conditions is probable of occurring.

The fair value of common stock has been determined based upon a variety of factors, including the Company’s financial position and historical financial performance, and the observable price at which investors purchase shares of the Company’s common stock.

The interest rate used in the valuation was based on the US Treasury bond rate at the date of grant with a maturity approximately equal to expected term. The Company has estimated the expected term of its stock options using the “simplified” method, whereby, the expected term equals the arithmetic average of the vesting term and the original contractual term of the option due to its lack of sufficient historical data.

Expected volatility for the Company’s common stock was based on an average of the historical volatility of a peer group of similar public companies. The assumed dividend yield is based on the Company’s expectation of not paying dividends in the foreseeable future.

The Company records forfeitures when they occur for all share-based payment awards.

Revision of Prior Period Financial Statements

During 2025, the Company identified a cutoff error in its previously issued December 31, 2024 financial statements relating to $345,000 of fundraise services performed by a third-party advisor in December 2024 that were not accrued at year-end. The related invoices were paid in January 2025. Because the Company records fundraise expenses as a contra-equity account that nets against stock proceeds in additional paid-in capital, the correction has no impact on the Company’s reported net loss or net change in cash for the year ended December 31, 2024.

Additionally, during 2025, the Company identified that when its Regulation CF2 offering closed in June 2023, the net cash received from the StartEngine platform did not include $158,712 of deposit hold proceeds that StartEngine had retained but failed to release on schedule. The Company was unaware that these funds remained outstanding until they were released by StartEngine in May 2025.

Management evaluated the above misstatements under Staff Accounting Bulletin No. 99 and ASC 250-10, Accounting Changes and Error Corrections, and concluded that the errors were not material, individually or in aggregate, to the previously issued financial statements taken as a whole. In accordance with ASC 250, the Company has revised the December 31, 2024 comparative financial statements presented herein to correct the errors. The combined effect of the revisions on the previously issued December 31, 2024 balance sheet is to increase accounts payable by $345,000, decrease additional paid-in capital by $186,288, and increase subscriptions receivable, a contra-equity account, by $158,712, with a corresponding decrease in total stockholders' equity of $345,000. There was no effect on the Company's previously reported revenues, net loss, loss per share, cash and cash equivalents, or net change in cash for the year ended December 31, 2024.

Correction of Prior Period Share Count

During 2025, the Company identified a historical variance of 388,684 shares in its common stock outstanding as of December 31, 2024, resulting from a more complete reconciliation of its share records to the current certificate ledger maintained in Carta. The variance related to specific share certificates that were not captured in the Company’s legacy equity rollforward in prior periods.

The correction increased common stock by approximately $4 (388,684 shares at $0.00001 par value) with a corresponding decrease to additional paid-in capital. There was no impact to total shareholders’ equity, net loss, or cash flows for any period. Management determined the error was immaterial to previously issued financial statements and elected to correct the cumulative effect in the 2025 equity rollforward rather than revise prior period amounts, in accordance with ASC 250-10-45-27, Accounting Changes and Error Corrections.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

As of December 31, 2025, the Company’s property and equipment, net consists of the following:

	Property and Equipment	Accumulated	Property and Equipment
	Gross	Depreciation	Net
Computer Equipment	$110,930	$(20,335)	$90,595
Total	$110,930	$(20,335)	$90,595

As of December 31, 2024, the Company’s property and equipment, net consists of the following:

	Property and Equipment	Accumulated	Property and Equipment
	Gross	Depreciation	Net
Computer Equipment	$59,103	$(37,671)	$21,432
Research Equipment	$4,196	$-	$4,196
Total	$63,299	$(37,671)	$25,628

Total depreciation expense was $11,589 and $4,250 for the years ended December 31, 2025 and 2024, respectively.

NOTE 4 – INTANGIBLE ASSETS, NET

As of December 31, 2025, the Company’s intangible assets, net consists of the following:

	Intangibles,	Accumulated	Intangibles,
	Gross	Amortization	Net
Patents - Issued	$1,597,092	$(89,689)	$1,507,403
Patents - In Progress	2,841,772	-	2,841,772
Trademarks	36,267	-	36,267
Total	$4,475,131	$(89,689)	$4,385,442

As of December 31, 2024, the Company’s intangible assets, net consists of the following:

	Intangibles,	Accumulated	Intangibles,
	Gross	Amortization	Net
Patents - In Progress and Issued	$2,015,730	$(33,115)	$1,982,615
Trademarks	36,267	-	36,267
Total	$2,051,997	$(33,115)	$2,018,882

The expected amortization of the Company’s intangible assets for each of the next five fiscal years and thereafter are as follows:

Year ending December 31,
2026	$79,917
2027	79,917
2028	79,917
2029	79,917
2030	79,917
Thereafter	1,107,818
$1,507,403

Total amortization expense was $56,574 and $16,393 for the years ended December 31, 2025 and 2024, respectively, and is included in depreciation and amortization in the statements of operations. During the year ended December 31, 2025, the Company wrote off patents with a net carrying value of $117,550 that were abandoned, expired, or withdrawn. The write-off is included in depreciation and amortization in the statements of operations.

Of the Company’s gross patent costs as of December 31, 2025, $2,841,772 of these costs relate to patents which are still pending and have not yet been approved. As such, they are not yet subject to amortization as of December 31, 2025.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

The Company did not issue any new convertible notes during the year ended December 31, 2025, and no convertible notes were converted during 2025. As of December 31, 2025, no convertible notes were outstanding.

During 2024, the Company converted convertible notes with an aggregate principal balance of $1,888,173, together with accrued interest thereon and the related embedded derivative liability of $500,685, into 2,970,903 shares of common stock. Upon conversion, $2,553,430 was reclassified to additional paid-in capital and the embedded derivative liability was derecognized. Following those conversions, no convertible notes remained outstanding as of December 31, 2024.

NOTE 6– NONCONVERTIBLE DEBT

Promissory Notes

The Company entered into multiple non-convertible promissory notes during 2020 and 2022 with an investor of the Company with a total principal of $450,000. The investor is also a related party. The amount outstanding as of December 31, 2025 and 2024 was $450,000. The promissory notes accrue simple interest at a rate of 5.0% per annum, which is due upon the maturity date of each promissory note. All outstanding principal and accrued interest for the promissory notes was originally due in 2025. On April 3, 2025, the Company and the investor agreed to extend the maturity date of the promissory notes from December 31, 2025 to January 1, 2027. The stated interest rate and all other terms of the notes remained unchanged. The promissory notes are classified as noncurrent liabilities as of December 31, 2025.

Accrued interest related to these promissory notes totaled $105,623 and $83,123 as of December 31, 2025 and 2024, respectively, and is presented as accrued interest payable in the balance sheets.

SBA Loan

The Company also holds an SBA Disaster Loan with the US Small Business Administration. The original SBA Disaster Loan was authorized in June 2020 for $8,400 and was subsequently amended in September 2021 to increase the total loan amount to $36,400. As of December 31, 2025 and 2024, the outstanding principal balances were $34,212 and $35,118, respectively. The SBA Loan accrues interest at a rate of 3.75% per annum, and with a maturity date of June 5, 2050. Principal and interest payments are made on a monthly basis, and principal payments will be made for a total of $2,196 for each of the following 5 years, with the remainder paid thereafter.

Future Principal Payments on Long-Term Debt

As of December 31, 2025, the future scheduled principal payments are as follows:

Year ending December 31,
2026	$2,196
2027	$452,196
2028	$2,196
2029	$2,196
2030	$2,196
Thereafter	$23,232
$484,212

NOTE 7 – COMMON STOCK

The Company is authorized to issue up to 40,000,000 shares of common stock, with a par value of $0.00001 per share. The Company has a single class of common stock, and each share is entitled to one vote. As of December 31, 2025 and 2024, the Company had 19,351,140 and 17,476,981 shares, respectively, of common stock issued and outstanding.

Regulation A and CF Securities Offerings

In 2024, the Company initiated a Regulation A securities offering through the StartEngine platform, issuing 2,107,764 shares of common stock for gross proceeds of $14,428,192. The Company incurred $1,549,529 in offering costs. The net proceeds were recorded to Common Stock at their par value, with any excess amounts recorded to additional paid-in capital.

In 2025, the Company continued its Regulation A offering through the StartEngine platform, issuing 601,746 shares of common stock for gross proceeds of $4,095,848. Additionally, the Company initiated a Regulation CF securities offering through the StartEngine platform, issuing 525,158 shares of common stock for gross proceeds of $4,788,988. The net proceeds were recorded to Common Stock at their par value, with any excess amounts recorded to additional paid-in capital. The Company incurred total offering costs of approximately $1,689,659 across its Regulation A and Regulation CF offerings during 2025. As of December 31, 2025, $265,789 of gross proceeds from the Regulation CF offering remained on deposit hold with StartEngine and was classified as subscriptions receivable on the balance sheets.

Private Placement Offerings

In 2024, the Company completed private placement offerings with various investors, issuing 328,460 shares of common stock for gross proceeds of $1,822,035, with no issuance costs noted. The proceeds were recorded to Common Stock at their par value, with any excess amounts recorded to additional paid-in capital.

In 2025, the Company completed private placement offerings with various investors, issuing 358,571 shares of common stock for gross proceeds of $2,506,344, with no issuance costs noted. A portion of these issuances related to a Regulation D private placement offering that commenced on October 28, 2025 and continued into 2026. The proceeds were recorded to Common Stock at their par value, with any excess amounts recorded to additional paid-in capital.

Convertible Note Conversions

In 2024, the Company issued 2,970,903 shares of common stock upon the conversion of $2,553,430 of convertible notes.

In 2025, the Company did not convert any notes into common stock shares.

Common Stock Reserved for Future Issuance

The following table summarizes the Company’s shares of common stock reserved for future issuance on an as-converted basis as of December 31, 2025:

Stock options issued and outstanding	555,000
Restricted stock units issued and outstanding	6,320,065
Total	6,875,065

NOTE 8 – STOCK-BASED COMPENSATION

The Company maintains two stock incentive plans: the 2019 Stock Incentive Plan and the 2021 Stock Incentive Plan, which provide for the issuance of incentive stock options (ISOs), nonqualified stock options (NSOs), restricted stock awards (RSAs), and restricted stock units (RSUs) to employees, directors, and consultants of the Company.

The 2019 Plan authorized the issuance of up to 2,750,000 shares of common stock. As of December 31, 2025, 555,000 shares were subject to outstanding awards, and 1,246,449 shares remained available for issuance.

The 2021 Plan authorized the issuance of up to 8,500,000 shares of common stock. As of December 31, 2025, 6,320,065 shares were subject to outstanding awards, and 2,179,935 shares remained available for issuance.

Stock Options

The fair value of options granted under both plans is estimated on the grant date using the Black-Scholes option pricing model and recognized as stock-based compensation expense over the requisite service period. For the years ended December 31, 2025 and 2024, no stock-based compensation expense was recognized, and there is no remaining unrecognized stock-based compensation expense as of December 31, 2025 for the Company’s stock options.

A summary of stock option activity and related information is as follows:

	Shares subject to options outstanding	Weighted- average exercise price	Weighted- average remaining contractual life	Aggregate intrinsic value
Balance as of December 31, 2023	558,750	$0.08	4.60	$2,989,925

Options granted	-	-		-
Options exercised	-	-		-
Options forfeited	-	-		-

Balance as of December 31, 2024	558,750	$0.08	3.60	$4,425,913

Shares authorized	-
Options granted	-	-		-
Options exercised	-	-		-
Options forfeited	(3,750)	-		(29,813)

Balance as of December 31, 2025	555,000	$0.08	2.60	$4,396,100
Exercisable as of December 31, 2025	555,000	$0.08	2.60	$4,396,100
Vested and expected to vest as of December 31, 2025	555,000	$0.08	2.60	$4,396,100

RSU’s

The fair value of RSU’s granted under both plans is estimated as the fair value of the Company’s underlying common stock on the grant date.

All of the Company’s RSU’s are subject to both service-based and performance-based conditions, with the performance-based condition met upon the occurrence of a liquidity event. As of December 31, 2025, this performance-based condition is not determined probable of being met. Therefore, for the years ended December 31, 2025 and 2024, no material stock-based compensation expense was recognized.

As of December 31, 2025, there was unrecognized stock-based compensation expense totaling $33,724,822 for the Company’s RSU’s.

Had the performance-based condition been probable as of December 31, 2025, the Company would have recognized $12,853,122 of stock-based compensation expense relating to the RSUs then outstanding, for which the service-based vesting condition was satisfied or partially satisfied as of December 31, 2025.

A summary of restricted stock unit activity is as follows:

RSU’s outstanding
Balance as of December 31, 2023	2,309,500

RSU’s granted	1,051,510
RSU’s vested	-
RSU’s forfeited	-

Balance as of December 31, 2024	3,361,010

RSU’s granted	3,125,786
RSU’s vested
RSU’s forfeited	(166,731)

Balance as of December 31, 2025	6,320,065

Warrants

The Company also granted warrants to purchase the Company’s common stock to certain consultants and vendors as compensation for services rendered. The Company granted all outstanding warrants in 2019 and 2021. Two warrants to purchase 113,370 shares of common stock expired on March 14, 2024. On May 10, 2024, the Company issued two new warrants to the same warrants holders that extended the exercise date of the two previously issued warrants to expire on January 15, 2025. All other terms remained unchanged. The fair value of the warrants with extended term was not material to the financial statements.

During 2025, all remaining 203,370 warrants expired unexercised. As of December 31, 2025, there are no warrants outstanding.

The fair value of warrants granted is estimated on the grant date using the Black-Scholes option pricing model and recognized as stock-based compensation expense over the requisite service period. For the years ended December 31, 2025 and 2024, no stock-based compensation expense was recognized, and there is no remaining unrecognized stock-based compensation expense as of December 31, 2025 for the Company’s warrants.

A summary of warrant activity is as follows:

	Shares subject to warrants outstanding	Weighted- average exercise price	Weighted- average remaining contractual life	Aggregate intrinsic value
Balance as of December 31, 2023	420,068	$0.08	0.22	$2,249,229

Warrants granted	-	-		-
Warrants exercised	-	-		-
Warrants forfeited	(216,698)	0.13	0.40	(1,149,543)

Balance as of December 31, 2024	203,370	$0.02	0.03	$715,500

Warrants granted	-	-		-
Warrants exercised	-	-		-
Warrants forfeited	(203,370)	0.02	0.03	(715,500)

Balance as of December 31, 2025	-	$-	0.00	$-
Exercisable as of December 31, 2025	-	$-	0.00	$-
Vested and expected to vest as of December 31, 2025	-	$-	0.00	$-

NOTE 9 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures certain financial instruments at fair value on a recurring basis. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to their short-term nature. As of December 31, 2025 and 2024, the Company had no financial instruments measured at fair value on a recurring basis. The Company’s convertible notes, which previously contained embedded derivatives requiring bifurcation under ASC 815, were fully converted in 2024 and the derivative liability was derecognized at that time.

NOTE 10 – INCOME TAXES

The components of loss before tax provision were as follows:

	Year ended December 31:
	2025	2024
Domestic	$(13,079,303)	$(7,322,140)
Foreign	-	-
Total	$(13,079,303)	$(7,322,140)

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities reflect the tax effect of temporary differences between carrying value of assets and liabilities for financial reporting purposes and the tax basis of these assets and liabilities as measured by income tax law. The income tax effect of temporary differences that give rise to deferred tax assets and (liabilities) consist of the following as of December 31, 2025 and December 31, 2024.

	December 31:
	2025	2024
Deferred Tax Assets:
Net operating losses	$6,755,273	$3,395,714
Tax credits	96,422	51,600
Reserves and accruals	-	-
Intangibles	1,682	1,974
Research and experimentation asset, net	778,221	600,329
Stock-based compensation	5,848	5,968
Total gross deferred tax asset	7,637,446	4,055,585
Less: Valuation allowance	(7,631,727)	(4,051,238)
Total deferred tax assets	5,719	4,347

Deferred Tax Liabilities:
Fixed assets	(5,719)	(4,347)
Total gross deferred tax liabilities	(5,719)	(4,347)

Net deferred tax assets (liabilities)	$-	$-

The change in amounts of unrecognized tax benefits (gross of federal benefits and excluding interest and penalties at December 31, 2025 and December 31, 2024 are as follows:

Unrecognized tax benefit	Amount
Balance at December 31, 2023	$-
Additions based on tax positions related to the current year	(18,893)
Additions based on tax positions of prior years	(46,771)
Reductions for tax positions of prior years	-
Settlements	-
Balance at December 31, 2024	$(65,664)
Additions based on tax positions related to the current year	(43,758)
Additions based on tax positions of prior years	-
Reductions for tax positions of prior years	-
Settlements	-
Balance at December 31, 2025	$(109,422)

A valuation allowance is recorded when it is more likely than not that some portion of the deferred tax assets will not be realized. As of each reporting date, the Company's management considers all evidence, both positive and negative, that could impact management's view with regard to future realization of deferred tax assets. As of December 31, 2025, a full valuation allowance for deferred tax assets was recorded as management believes it is not more likely than not that all of the deferred tax assets will be realized. At December 31, 2024 and December 31, 2025, the Company has a net operating loss carryforward for federal income tax purposes of approximately $12.1M and $24.4M, respectively. At December 31, 2024 and December 31, 2025, the Company has a net operating loss carryforward for state income tax purposes of approximately $12.1M and $24.4M, respectively. Of the $24.4M of federal net operating loss carryovers, $24.4M can be carried forward indefinitely but is subject to an 80% taxable income limitation. The Company's state NOL carryforwards begin to expire in 2038.

As of December 31, 2024 and December 31, 2025, the Company has federal research and development income tax credit carryforwards of approximately $64.3K and $147.8K, respectively. As of December 31, 2024 and December 31, 2025, the Company has state research and development income tax credit carryforwards of approximately $67.0K and $71.0K, respectively. The Federal income tax credits begin to expire in 2040. The California Research and Development credits can be carried forward indefinitely.

The total amount of uncertain tax position on research and development tax credits is $65.7K and $109.4K as of December 31, 2024 and December 31, 2025, respectively. The Company does not expect any significant change to the UTP balances in the next 12 months.

As of December 31, 2025, the Company had no business interest carryforwards.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Leases

Under ASC 842, Leases, the Company determines if an arrangement contains a lease at inception of a contract. The Company recognizes right-of-use lease assets and lease liabilities in the balance sheets on the lease commencement date, based on the present value of the outstanding lease payments over the reasonably certain lease term. The lease term includes the non-cancelable period at the lease commencement date, plus any additional periods covered by the Company’s options to extend (or not to terminate) the leases that are reasonably certain to be exercised, or an option to extend (or not to terminate) a lease that is controlled by the lessor.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases, which are defined as leases with a term of 12 months or less. Instead, lease payments for short-term leases are recognized on a straight-line basis over the lease term in rent expense and recorded in general and administrative expenses in the statements of operations.

The Company’s only leases consist of short-term leases for office space. Total short-term lease expense for the years ended December 31, 2025 and 2024 was $72,825 and $26,000, respectively.

Litigation

The Company is not currently involved with and is unaware of any pending or threatening litigation.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company has or will provide compensation to the shareholder-employees per the Company’s employment policies.

During 2020 and 2022, the Company issued non-convertible promissory notes to a related-party investor and common shareholder. The outstanding principal was $450,000 as of December 31, 2025 and 2024, respectively, and accrued interest totaled $105,623 and $83,123 as of those dates. The notes bear simple interest at 5% per annum and are due in 2027.

Additionally, three shareholders and/or directors are both common shareholders as well as holders of convertible notes. All related-party convertible notes with an aggregate principal of $258,500 were converted to common stock during 2024. These notes relate to original founders and investors of the Company, with Note conversion terms consistent with those of other investors. No risk of compensation expense is believed to exist.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates although some (but not all) of the convertible notes held by related parties were acquired in a public offering pari passu with other convertible note holders.

NOTE 13 – SUBSEQUENT EVENTS

Management has evaluated subsequent events from December 31, 2025, the date of these financial statements, through April 30, 2026, which represents the date the financial statements were available for issuance. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements, except as described below.

Equity Financing - Regulation A+

On January 30, 2026, the Company launched an equity offering pursuant to Regulation A+ through StartEngine, targeting total gross proceeds of approximately $21,000,000.

The offering is being conducted on a continuous basis. As of April 30, 2026, the Company has raised $3,439,920 under this offering. Shares of common stock are being issued in connection with subscriptions received.

Equity Financing - Regulation D

Between October 28, 2025 and March 5, 2026, the Company conducted a private placement pursuant to Regulation D, resulting in total gross proceeds of $2,634,147 and the issuance of 341,250 shares of common stock. Of this amount, $957,528 in gross proceeds and 122,513 shares of common stock were issued subsequent to December 31, 2025.

Item 8.

INDEX TO EXHIBITS

Exhibit No.	Title of Document	Form	File No.	Exhibit	Filing Date / Date of Qualification (as applicable)
2.1	Certificate of Incorporation, as amended	1-A	024-12417	2.1	July 9, 2024
2.2	Certificate of Amendment to Certificate of Incorporation	1-SA	24R-00963	2.2	October 28, 2025
2.3	Bylaws	1-A	024-12417	2.3	July 9, 2024
3.1	Stockholder Agreement	1-A	024-12700	3.1	January 07, 2026
4.1	Form of Subscription Agreement	1-A	024-12700	4.1	January 07, 2026
6.1	DoD Agreement I#	1-A	024-12417	6.1	July 9, 2024
6.2	DoD Agreement II#	1-A	024-12417	6.2	July 9, 2024
6.3	2021 Employee Stock Option Plan	1-A	024-12417	6.3	July 9, 2024
6.4	Employment Agreement Charles Yeomans	1-A	024-12417	6.4	July 9, 2024
6.5	MOU with Imarsat (currently Viasat)	1-A	024-12417	6.5	July 9, 2024
6.6	Form of Notice of Restricted Stock Unit Award	1-A	024-12417	6.6	July 9, 2024
6.7	Form of Convertible Note Agreement	1-A	024-12417	6.7	July 9, 2024
6.8	Form of Promissory Note Agreement	1-K	24R-00963	6.8	September 5, 2025
8.1	Form of Escrow Agreement	1-A	024-12700	8.1	January 27, 2026

# Portions of this Exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Moraga, State of California, on May 19, 2026.

AtomBeam Technologies Inc.

By	/s/ Charles Yeomans
Charles Yeomans, Co-Founder, Chairman and Chief Executive Officer of AtomBeam Technologies Inc.
Date: May 19, 2026.

This report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Charles Yeomans
Charles Yeomans
Chief Executive Officer, Director
Date: May 19, 2026.

/s/ Rajiv Bhagat
Rajiv Bhagat
Chief Financial Officer and Chief Accounting Officer
Date: May 19, 2026.

/s/ Courtney Benham
Courtney Benham
Director
Date: May 19, 2026.

Mojgan Haddad
Director
Date: May 19, 2026.

/s/ Gregory Caltabiano
Gregory Caltabiano
Director
Date: May 19, 2026.

/s/ Christian Becker
Christian Becker
Director
Date: May 19, 2026.

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